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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                            NPS Pharmaceuticals, Inc.

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                                (Name of Issuer)


                          Common Stock, $.001 Par Value
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                         (Title of Class of Securities)


                                    62936P103
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                                 (CUSIP Number)

                Donald F. Parman, SmithKline Beecham Corporation
                   One Franklin Plaza, Philadelphia, PA 19102
                             Telephone 215-751-7633

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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                December 22, 1997
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 1 amends and supplements the Statement on Schedule 13D electronically filed on December 15, 1997 with respect to the ownership of securities of NPS Pharmaceuticals, Inc.

The undersigned hereby amends and supplements Item 5 of the Initial Statement by the following information (capitalized terms used herein without definition shall have the same meaning as set forth in the Initial Statement).
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                                  SCHEDULE 13D

CUSIP NO. 62936P103                                        PAGE 2 OF 6 PAGES

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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      SmithKline Beecham plc

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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /x/
                                                                         (b) / /
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3   SEC USE ONLY


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4   SOURCE OF FUNDS*

      WC
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                    / /

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6   CITIZENSHIP OR PLACE OF ORGANIZATION


      England
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                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           160,000
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    160,000
               -----------------------------------------------------------------


               10   SHARED DISPOSITIVE POWER


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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      160,000
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.3%
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14   TYPE OF REPORTING PERSON*

      CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                  SCHEDULE 13D

CUSIP NO. 62936P103                                         PAGE 3 OF 6 PAGES

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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      S.R. One, Limited
      23-1729901
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) /x/
                                                                         (b) / /
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3   SEC USE ONLY


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4   SOURCE OF FUNDS*

      WC
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                    / /

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6   CITIZENSHIP OR PLACE OF ORGANIZATION


      Pennsylvania Business Trust
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                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           717,601  (Including 5,700 stock options)
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER
                    717,601 (Including 5,700 stock options)
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      717,601 (Including 6,500 stock options)
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.9%
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14   TYPE OF REPORTING PERSON*

      CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                                               Page 4 of 6 Pages

Item 1.  Security and Issuer.


Item 2.  Identity and Background.


Item 3.  Source and Amount of Funds or Other Consideration.


Item 4.  Purpose of Transaction.

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                                                               Page 5 of 6 Pages


Item 5.  Interest in Securities of the Issuer.

                  (a)  Amount and Percent Beneficially Owned

                  Registered Name         No. of Shares     Percent
                  SRO                  717,601 (1)     5.9%
                  SBplc                160,000         1.3%

                                                ------

                                                 7.2%

      (1) Includes 5,700 shares which SRO has right to acquire by exercise of stock options.

                  (b)

                  (c) The reporting persons sold 446,200 shares of Common Stock in the open market in the following manner:

Registered Name      Transaction Date   No. of Shares    Price Per Share

S.R. One, Limited        12-16-97            20,000           $8.125
S.R. One, Limited        12-17-97            10,000           $8.438
S.R. One, Limited        12-19-97            15,000           $8.125
S.R. One, Limited        12-22-97           401,200           $7.50

                  (d)

                  (e)

Item 6.           Contracts, Arrangements, Understandings or
                  Relationship With respect to Securities of the Issuer.


Item 7.           Materials to be Filed as Exhibits.




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                                                               Page 6 of 6 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in the Statement is true, correct and complete.

DATED:  January 9, 1998

                                    S.R. ONE, LIMITED



                                    By:  /s/ Donald F. Parman
                                         -------------------------
                                          Donald F. Parman
                                          Vice President
                                           and Secretary


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